Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following is a press release issued by StoneCo Ltd. on October 2, 2020.

LINX’S BOARD APPROVES CALL OF EXTRAORDINARY SHAREHOLDERS MEETING AND ISSUES A VOTING RECOMMENDATION IN FAVOR OF STONE’S TRANSACTION

October 2, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that Linx’s Board has approved to call the Linx Shareholders Meeting to consider Stone´s business combination with Linx (the “Transaction”).

Following the announcements on August 11, 2020 and September 1, 2020 regarding the Transaction, Stone announces that Linx’s Board has (i) approved the issuance of a Call Notice for an Extraordinary Shareholders Meeting (“ESM”) to consider the Transaction, to be held on November 17, 2020; (ii) issued a voting recommendation to its shareholders for the acceptance of Stone’s transaction; and (iii) approved and issued the Transaction merger protocol (“Protocolo de Incorporação”), confirming the key terms of the Transaction.

Linx has also released a series of documents providing the details of its Board and independent board members voting recommendation for the acceptance of Stone’s transaction. During the process of recommendation to Linx´s shareholders, Linx´s board and independent board members took into consideration different aspects not only of the Transaction with Stone but also the proposal made to Linx by Totvs, a Brazilian software company.

According to the Minutes of Linx’s Board Meeting held on October 1, 2020, the recommendation of the board considered different factors, among which:

“(a) the conditions of the Totvs Proposal which create uncertainties related to the maintenance of the amount to be paid for the Linx shares;

(b) the information of BR Partners that, based on the financial evaluation prepared by request of the Independent Committee, indicated that, in comparison with the Totvs Proposal, the Stone Transaction presents, on the date of the analysis, a more advantageous economic result for the Company’s shareholders;

(c) the respective and different fairness opinions presented by BR Partners and Goldman Sachs, which concluded on their dates that exclusively under an economic-financial standpoint, the terms and conditions of the Stone Transaction, pursuant to the Association Agreement and the Protocol and Justification, were fair to the Company’s shareholders, subject to the assumptions, procedures and matters considered and the qualifications and limitations regarding the evaluation as disclaimed during their preparation, given that Goldman Sachs’ fairness opinion was presented orally and later confirmed through the delivery of a written opinion dated as of October 1, 2020;

(d) the impossibility of a precise evaluation of the gains resulting from synergies among Totvs and Linx, due to Totvs’ decision not to present the detailing of such information with the Independent Committee;

(e) greater chance of approval, or of approval without any restrictions, of the Stone Transaction by CADE, or even the hypothesis of approval with restrictions, being such restrictions less burdensome in the Stone Transaction in comparison to the Totvs Proposal, pursuant to the presented legal opinions;

(f) the uncertainty about the binding nature of the Totvs Proposal, considering the conditions it imposes on the maintenance of the proposal validity;

(g) the term is still uncertain regarding the effectiveness of Form F-4 regarding Totvs Proposal;

(h) the confirmation that the penalties included in the Association Agreement with STNE are valid, usual in this type of operation and reasonable considering the circumstances of the case at hand, and that they do not create any undue lien to the Company’s shareholders regarding their voting rights related to the operation;

(i) that the lack of penalties in Totvs Proposal for withdrawal and noncompliance with the obligations by Totvs makes the Company insecure; and

(j) that after considering all the abovementioned factors, the comparison between the proposals, whether carried out in this moment or after the effectiveness of Totvs’ Form F-4, it shows that Stone Transaction is the one that best meets the interests of the Company and its shareholders, involving an important amount and a lower level of legal and financial uncertainty”

After evaluating the aspects above, as detailed in the Minutes of the Linx’s Board Meeting as well as the Minutes of the Linx’s Independent Committee Meeting as of October 1, 2020, Linx’s Board, its Independent Board Members and Linx management recommended Linx’s shareholders to vote favorably for a transaction with Stone at Linx’s ESM to be held on November 17, 2020.

Stone remains confident that the business combination with Linx represents a significant value creation opportunity for all stakeholders and will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their business more effectively through technology.

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) the effectiveness by the United States Securities and Exchange Commission (“SEC”) of Stone's registration statement on Form F-4 in respect of its Class A shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx ESM, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; (iv) approval of the Transaction by the STNE shareholders, at a shareholders meeting of STNE; and (v) the StoneCo Brazilian Depositary Receipts shall be registered with the CVM and admitted to trading at B3.

We do not expect the Transaction to generate antitrust concerns.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contact:

Investor Relations

investors@stone.co

https://investors.stone.co/